

July 22, 2015

<u>Via E-mail</u>
Jeffrey Lang
Chief Executive Officer
CECO Environmental Corp.
4625 Red Bank Road, Suite 200
Cincinnati, OH 45227

> **Re: CECO Environmental Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 10, 2015**
> **File No. 333-204816**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 18, 2015**
> **File No. 1-07009**

Dear Mr. Lang:

    We have reviewed your response letter and the above-referenced filings, and have the following comments.

<u>Amendment No. 1 to Registration Statement on Form S-4</u>

1.   We note your supplemental response to comment 14 in our letter dated July 6, 2015 states that "Jefferies believes it did not exclude companies or transactions from its selected public companies and selected precedent transactions analyses that in its professional judgment fit its selected criteria." Please disclose this response within your amended registration statement.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page 178</u>
<u>Notes To Unaudited Pro Forma Condensed Combined Financial Information, page 183</u>
<u>2. Assets Acquired and Liabilities Assumed, page 184</u>

2.   We note your response to comment 23 from our letter dated July 6, 2015. Please revise your disclosure to indicate that the book value of your non-controlling interest approximates its fair value.

Jeffrey Lang
CECO Environmental Corp.
July 22, 2015
Page 2

Form 10-K for the Year Ended December 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Critical Accounting Policies and Estimates, page 48

3.   We note your response to comment 26 from our letter dated July 6, 2015. In order for investors to more fully understand your assessment, please revise your disclosure to explain how you determined the key assumptions used to estimate the fair value of your reporting units where the aggregate fair value did not significantly exceed carrying value. Please also revise to provide sensitivity analyses that indicate the potential impact of changes in your assumptions. For example, your disclosures state that changes in any of the assumptions used or a failure to achieve your 2015 operating plan could potentially result in material non-cash impairment charges. However, it is unclear which assumptions and/or aspects of your 2015 operating plan are most susceptible to change and therefore could have the most significant impact on your impairment analysis. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release 33-8350, which provides interpretive guidance regarding MD&A disclosures.

        You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Lisa Etheredge, Staff Accountant at 202-551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

                                                Sincerely,

                                                /s/ Craig Slivka, for

                                                Pamela Long
                                                Assistant Director

cc: Via E-mail
        Toby Merchant, Esq.
        Squire Patton Boggs (US) LLP